news release

ZI CORPORATION TO ANNOUNCE FOURTH QUARTER AND YEAR END 2007 RESULTS

Company to Host Conference Call on March 25, 2008 at 11:30 a.m. Eastern

CALGARY, ALBERTA, March 18, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that the company’s senior management will discuss Zi Corporation’s results of operations for the fourth quarter and year ended December 31, 2007 during a conference call scheduled for Tuesday, March 25, 2008, at 11:30 a.m. Eastern (9:30 a.m. MT). The company’s financial results for the fourth quarter and year end are scheduled to be released earlier that day.

The conference call will be accessible by telephone at 800-762-8779 (domestic) or 480-248-5081 (international) using conference ID 3859632. Participants are advised to dial-in at least five minutes before the scheduled start time. A replay of the conference call will be accessible two hours after its completion until 11:59pm ET on Wednesday, March 26, 2008 by dialing 800-406-7325 (domestic) or 303-590-3030 (international) using pin number 3859632. A live webcast and 10-day archive of the call can be accessed at http://www.zicorp.com.

About Zi Corporation

Zi Corporation (zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText® for predictive text entry; Decuma® for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

For more information, please contact

Zi Corporation
Milos Djokovic
Chief Executive Officer
(403) 233-8875
Email: investor@zicorp.com
Website: www.zicorp.com